

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-mail
Betty Sytner
Chief Executive Officer
Infinity Oil & Gas Company
750 Broadway
Woodmere, NY 11598

> **Re: Infinity Oil & Gas Company**
> **Registration Statement on Form S-1**
> **Filed September 13, 2012**
> **File No. 333-183886**

Dear Ms. Sytner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. You appear to have no specific business plan or purpose. In light of these facts, please amend your registration statement to comply with Rule 419 of Regulation C regarding blank check offerings, or revise your disclosure to address why you believe that you are not subject to this rule and the potential implications of the characterization.

2. We note that you disclose on your prospectus cover page that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to:

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   We note your cover page states that you "may elect to comply with certain reduced public company reporting requirements." Please revise to be consistent with your risk factor disclosure on page 11.

4.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   Please substantially revise the prospectus so that the disclosure you provide is current, accurate, and complete. The following are only examples of inconsistencies or incomplete references we observed. Further explanation is required to reconcile the various statements, if you do not delete or further support them. In your letter of response, please explain precisely how and where in your amended document you have addressed each such statement:

- Several references to "officers and directors" whereas you have only one director;

- You state to have targeted Throckmorton County, Texas but make references to Oklahoma (pages 7, 26, 31).

- The basis for "the potential, if successful, to generate cash distributions to our investors equal to 100% of their capital contributions within three years after the end of the offering period" on page 24;

- Your statement on page 25 that you will enter into an agreement with a drilling contractor to drill one well appears inconsistent with your reference to multiple wells on page 22;

- You refer to "mineralized material" on page 37; and

- You state that you issued 8,000,000 shares in April 2011.

Risk Factors, page 6

6.   Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Also, note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected.

7.   Several of your risk factors appear to imply that you currently own an oil and gas lease, operate a well, or have generated revenues. Please revise to clarify that you have not yet begun to implement your business plan. This comment also applies to your Business section.

Management, page 34

8.   Please revise the biographical sketches to provide a complete five year discussion for Ms. Synter without gaps or ambiguities in time. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director in light of your business. See Item 401(e) of Regulation S-K.

Financial Statements, page 41

Note 2 – Summary of Significant Accounting Policies, page F-7

9.   As you intend to enter into oil and gas producing activities, please disclose whether you will adhere to the successful efforts or full cost method to account for costs incurred in those activities.

Exhibits

10.   Please file all material agreements. Please refer to Item 601(b)(10) of Regulation S-K. As an example only, please file the agreement for the advance loan referenced at page 40.

Exhibit 23.1

11.   Please clarify for us, and revise your exhibit as necessary, the "financial report" that is being referred to by your independent registered public accounting firm.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Conrad Lysiak